UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number : 02-20584

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

the ABIOMED Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of ABIOMED Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Farrar Gates & Green, LLC.

Danvers, Massachusetts

June 4, 2010

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009		2008
ASSETS
Interest bearing cash (including money market accounts):
Fidelity Retirement Money Market Fund	$1,602,510		$—
Fidelity Prime Fund	—		1,389,578
Interest bearing cash	38,571		62,569

Total interest bearing cash	1,641,081		1,452,147

Investments:
At fair value:
Shares of registered investment companies:
Fidelity Advisor Equity Income Fund	$1,020,628	*	$872,915	*
JP Morgan Short Duration Bond Fund	1,162,579	*	—
American Century Equity Growth Fund	1,236,014	*	1,047,653	*
American Century Heritage Fund	903,919	*	526,237
Black Rock Small Cap Growth Fund	836,448	*	534,786
Fidelity Advisor Short Fixed Income Fund	—		1,148,758	*
Fidelity Large Cap Fund	1,930,188	*	1,309,373	*
Alliance Bernstein International Value Fund	1,296,304	*	863,703	*
Other Mutual Funds	3,779,473		2,584,763

Total shares of registered investment companies	12,165,553		8,888,188

Employer Securities
ABIOMED, Inc. Common Stock Fund	765,764		1,247,198

Receivables:
Participant notes receivable	209,880		265,758
Employer’s match contribution	260,690		241,851
Participant contribution receivable	49,365		35,329

Total receivables	519,935		542,938

TOTAL ASSETS	$15,092,333		$12,130,471

NET ASSETS AVAILABLE FOR BENEFITS	$15,092,333		$12,130,471

*	Represents 5% or more of Net Assets Available For Benefits.

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Net appreciation (depreciation) of investments:
Mutual funds	$2,416,508	$(5,118,936)
Abiomed stock fund	(401,407)	99,576

Total net appreciation (depreciation) of investments	2,015,101	(5,019,360)

Dividends, interest and realized capital gains and losses, net
Mutual funds and common collective trust	340,469	(748,280)
Abiomed stock fund	(155,866)	9,509

Total dividends, interest and realized capital gains and losses, net	184,603	(738,771)

Contributions:
Employer contributions	260,690	500,941
Participant contributions and rollovers from other qualified plans	1,753,355	1,713,229

Total contributions	2,014,045	2,214,170

Total net additions	4,213,749	(3,543,961)

DEDUCTIONS:
Benefits paid to participants	1,204,447	2,183,049
Administrative fees	47,440	43,923
Interfund transfers	—	203,568

Total deductions	1,251,887	2,430,540

Total increase (decrease)	2,961,862	(5,974,501)

Net Assets Available for Benefits:
Beginning of year	12,130,471	18,104,972

End of year	$15,092,333	$12,130,471

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the ABIOMED Retirement Savings Plan (401 (k) Plan) (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering all eligible U.S. employees of ABIOMED, Inc. (the “Company” or “Plan Administrator”) that are age twenty or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration. ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members to which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper for the plan.

Contributions.

Employee: The Plan permits participants to defer annually up to 60% of eligible compensation provided their total annual elective deferral does not exceed the annual limitation ($16,500 for the 2009 plan year). The Economic Growth and Tax Relief Reconciliation Act of 2001 provides that participants who were projected to be age 50 or older by the end of 2006 and who were making deferral contributions to the plan were also eligible to make an additional catch-up contribution of up to $5,500. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the plan. Participants may also contribute amounts representing distributions from other qualified retirement plans.

Employer: All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a plan year, an employee must be credited with 501 hours of service in the plan year and be an employee on the last day of the plan year, or retire, die, or become disabled during the plan year.

The Company contributes a matching contribution on behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during a plan year. The maximum matching contribution in any plan year is therefore $1,500.

Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors. Forfeitures of profit sharing contributions by participants who leave employment prior to becoming fully vested are reallocated as additional profit sharing contributions. For the

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

plan years ended December 31, 2009 and 2008, no additional profit sharing contributions were awarded to participants. At December 31, 2009 and 2008 the balance of forfeitures not yet allocated to participant accounts totaled $23,791 and $17,516, respectively.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service as shown below.

Years of Service	Vested Percentage
Less than 3 years	0%
3 years but less than 4	20%
4 years but less than 5	55%
5 years but less than 6	70%
6 years but less than 7	85%
7 years or more	100%

Investment Options. As of December 31, 2009, a number of fund options were available to participants providing a wide choice of investment goals and strategies. Descriptions of these funds are provided below. These descriptions are cursory and plan participants are encouraged to read the more detailed prospectus of any investment option prior to making investment decisions.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Fidelity Retirement Money Market. This fund invests in short-term debt obligations such as US Treasury Bills and certificates of deposit. They may deliver a set, modest return with extremely low risk. (This fund replaced the Fidelity Prime Fund).

Fidelity Advisor Equity Growth Fund. This fund invests primarily in attractively priced stocks of companies that it believes have above-average growth potential.

Fidelity Advisor Diversified International Fund. This fund seeks capital growth. The fund primarily invests in common stocks of companies outside the United States. It invests across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

Alliance Bernstein International Value Advisor Class. The Fund will invest primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and from more than 40 developed and emerging-market countries.

Fidelity Advisor Large Cap Fund Class I. The investment seeks long-term growth of capital. The fund normally invests at least 80% of assets in securities of companies with large market capitalizations similar to companies in Russell 1000 index or Standard & Poor’s 500 index. It invests in securities of both domestic and foreign issuers.

Black Rock Small Cap Growth R. The investment seeks long-term capital growth. The fund normally invests at least 80% of assets in equity securities of small cap companies and invests at least 80% of assets in securities or instruments of issuers located in the United States.

American Century Equity Growth Investor Fund. This fund seeks capital appreciation. The fund invests at least 80% of the fund’s assets in equity securities. The managers selects from the 1500 largest publicly traded companies in the United States ranked by them. Its goal is to provide better returns than its benchmark, the S&P 500 index.

American Century Heritage Investor Fund. This fund seeks long-term capital growth. The fund primarily invests in companies with earnings and revenues that are growing at an accelerating pace. It normally invests in companies that are medium-sized or smaller at the time of purchase, although it may purchase companies of any size. The fund typically invests in common stocks, but can purchase other types of securities such as preferred stocks, non-leveraged stock index futures contracts and options, and debt securities.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Alliance Bernstein Growth Advisor Fund. This fund seeks long-term growth of capital. The fund invests primarily in equity securities of high quality companies with favorable earnings outlooks whose long-term growth rates are expected to exceed that of the U.S. economy over time. It selects investments from a universe of more than 500 covered securities. Normally, the fund invests in approximately 45 to 70 companies with an emphasis on large and mid-capitalization companies.

MainStay Small Cap Fund. This fund seeks total return. The fund normally invests at least 80% of assets in common and preferred combination of income stock of companies. It invests primarily in small capitalization stocks the fund’s manager determines are value stocks. The fund may lend portfolio securities in an amount up to 20% of the value of the fund’s total assets and may invest in common stock, other equity securities and in equity-related securities, and debt securities convertible into common stock.

Fidelity Advisor Equity Income Fund. This fund seeks a yield from dividend and interest income which exceeds the composite dividend yield on securities comprising the S&P 500 index. The fund normally invests at least 80% of assets in equity securities issued by domestic and foreign issuers, which tend to lead to investment in large cap “value” stocks. It will consider the potential for achieving capital appreciation, consistent with the primary objective of obtaining dividend and interest income. The fund may also invest in lower-quality debt securities.

Fidelity Advisor Leveraged Company Stock Fund. This fund seeks capital appreciation. The fund invests at least 80% of assets in stock issued by both domestic and foreign issuers. It normally invests in common stocks of leveraged companies (companies that issue lower-quality debt and other companies with leveraged capital structures). The fund typically invests in either growth stocks or value stocks or both.

Fidelity Advisor Technology Fund. This fund seeks capital appreciation. The fund normally invests at least 80% of assets in companies that have or will develop products, processes, or services that will provide or benefit from technological advances and improvements. The advisor emphasizes companies in areas such as semiconductors, computer, communications, healthcare, and biotechnology. It is a non-diversified fund.

Fidelity Advisor Small-Cap Fund. This fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in equity securities issued by companies with small market capitalizations. These companies generally have market capitalizations that fall within the range of the Russell 2000 index or the Standard & Poor’s SmallCap 600 index. It may invest in domestic and foreign issuers, as well as growth stocks, value stocks, or both.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Fidelity Advisor Stable Value Portfolio Fund. This fund seeks to preserve investment capital while earning interest income. The fund invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds.

Fidelity Advisor Freedom Income Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement. The fund distributes dividends monthly and capital gains semi-annually.

Fidelity Advisor Freedom 2005 Fund. Investing in a combination of underlying Fidelity equity, fixed-income, and short-term funds using a moderate asset allocation strategy designed for investors expected to have retired around the year 2005. Allocating assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2005). Ultimately, the fund will merge with Freedom Income Fund.

Fidelity Advisor Freedom 2010 Fund. This fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. The fund normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2010.

Fidelity Advisor Freedom 2015 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2015. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2015.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Fidelity Advisor Freedom 2020 Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2020. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2020.

Fidelity Advisor Freedom 2025 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2025. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2025.

Fidelity Advisor Freedom 2030 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2030. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2030.

Fidelity Advisor Freedom 2035 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2035. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2035.

Fidelity Advisor Freedom 2040 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2040. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2040.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Fidelity Advisor Freedom 2045 Fund. The investment seeks high total return; capital appreciation is a secondary objective. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2045. It normally invests in combination of Fidelity equity, fixed-income, and money market/short–term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately 10 to 15 years after the year 2045.

Fidelity Advisor Freedom 2050 Fund. The investment seeks high total return; capital appreciation is a secondary objective. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2050. It normally invests in combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately 10 to 15 years after the year 2050.

ABIOMED Common Stock Fund. The objective of this fund is to invest in ABIOMED, Inc. common stock. The fund has been set up as a “unitized” fund that provides participants with the benefit of being invested in company stock while also allowing for daily trading similar to a mutual fund. A unitized stock fund is comprised of the underlying company stock (generally 96-99% of the fund balance) and a short-term cash component (generally 1-4% of the fund balance) that provides the liquidity necessary for daily trading.

Participant Loans. Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions. Participant loans are accounted for separately within the participant’s account. As of December 31, 2009 and 2008, the balance in participant loans outstanding was $209,880 and $265,758, respectively. These loans are shown as participant notes receivable in the Statement of Net Assets Available for Benefits.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Payment of Benefits. On termination of service due to retirement, disability or death, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan Agreement. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution

A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardship may include uninsured medical expenses, the purchase of a primary residence, payment of the next 12 months of post-secondary education or to prevent the loss of a participant’s primary residence. All hardship withdrawal requests are subject to approval of the Plan Administrator.

A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

Transfers Between Funds. A participant may elect to transfer all or a portion of his or her account balance to one or more of the active funds described above on a daily basis.

Rollover Contributions. The Plan is set up to accept rollover contributions from other qualified pension, profit sharing or 401(k) plans in which the participants have participated. Rollover contributions shall be credited to the participants’ accounts and may be invested in any manner authorized under the provisions of the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value, which is based on net asset value of shares at the end of the year for mutual funds. Shares of ABIOMED common stock held by the ABIOMED Common Stock Fund are stated at their fair market price as reported by the Nasdaq National Market as of the close of the plan year. The participant notes receivable are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefits are recorded when paid.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

Fidelity Management Trust Company serves as the trustee and recordkeeper for the plan and the Plan Administrator adopted a Fidelity prototype plan.

On December 31, 2009, the reported balances of funds held by Fidelity were as follows:

Fair Market Value At December 31, 2009
Fidelity Retirement Money Market Fund	$1,602,510
American Century Equity Growth Investor Fund	1,236,014
American Century Heritage Investor Fund	903,919
Alliance Bernstein International Value Advisor Fund	1,296,304
Blackrock Small Capital Growth Fund	836,448
Fidelity Advisor Equity Income Fund	1,020,628
Fidelity Advisor Leveraged Company Stock Fund	698,345
Fidelity Advisor Technology Fund	110,949
Fidelity Advisor Large-Cap Fund	1,930,188
JP Morgan Short Duration Bond Fund	1,162,579
Fidelity Advisor Stable Value Portfolio Fund	659,072
Fidelity Advisor Freedom Income Fund	7,540
Fidelity Advisor Freedom 2005 Fund	6,376
Fidelity Advisor Freedom 2010 Fund	72,032
Fidelity Advisor Freedom 2015 Fund	544,075
Fidelity Advisor Freedom 2020 Fund	146,559
Fidelity Advisor Freedom 2025 Fund	237,698
Fidelity Advisor Freedom 2030 Fund	689,739
Fidelity Advisor Freedom 2035 Fund	292,778
Fidelity Advisor Freedom 2040 Fund	178,664
Fidelity Advisor Freedom 2045 Fund	62,072
Fidelity Advisor Freedom 2050 Fund	73,574
ABIOMED Common Stock Fund	765,764
Interest Bearing Cash	38,571

Total	$14,572,398

Fidelity maintains contributions in pooled separate accounts. The accounts are credited with the actual earnings on the underlying investments and charged for plan withdrawals. With the exception of administrative fees charged by Fidelity for new participant loans, the Company absorbs all Plan expenses.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements was obtained from data that has been prepared and certified to as complete and accurate by the trustee.

	2009	2008

Investments, at fair value:
Money Market & Cash Funds	$1,641,081	$1,452,147
Mutual Funds	12,165,553	8,888,188
Stock Funds	765,764	1,247,198
Investment income (loss)	2,197,737	(5,760,087)

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan provides for investment options in various mutual funds plus an option to invest in a fund whose predominant investment is shares of ABIOMED Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 – PARTIES-IN-INTEREST

Fidelity Management & Research Company manages a number of mutual funds available to plan participants subsequent to the plan conversion. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Fund primarily invests in the common stock of Abiomed, Inc. as described in Note 1. Abiomed, Inc. is the Administrator of the Plan and pays all of the Plan’s fees. Fees paid for trustee and administrative services amounted to $47,440 and $43,923 for the years ended December 31, 2009 and 2008, respectively.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – TAX STATUS

The Plan Administrator adopted and amended a Fidelity prototype plan and has received an opinion letter from the Internal Revenue Service that indicates that the prototype plan is qualified under Code Section 401 of the Internal Revenue Code.

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$15,092,333	12,130,471

Contributions receivable:
Employer	(260,690)	(241,851)
Employee	(49,365)	(35,329)
Default Loans	(24,456)	(22,254)
Other	9	105

Net assets available for benefits per the Form 5500	$14,757,831	$11,831,142

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2009 to Form 5500:

Contributions received by participants per the financial statements	$1,927,079

Add: Contributions receivable at Dec. 31, 2008	277,180
Less: Contributions receivable at Dec. 31, 2009	(310,055)

Contributions received by the participants and the employer per Form 5500	$1,894,204

ABIOMED RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

EIN: 04-2743260
PLAN NUMBER: 001

(a) (b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost		(e) Current Value
ABIOMED Stock Fund	Common Stock Fund	*	*	$765,764
Fidelity Retirement Money Market	Mutual Fund	*	*	1,602,510
Black Rock Small Capital Growth Fund	Mutual Fund	*	*	836,448
Am. Century Equity Growth Investor Fund	Mutual Fund	*	*	1,236,014
Am. Century Heritage Investor Fund	Mutual Fund	*	*	903,919
Alliance Bernstein International Value Fund	Mutual Fund	*	*	1,296,304
JP Morgan Short Duration Bond Fund	Mutual Fund	*	*	1,162,579
Fidelity Advisor Equity Income Fund	Mutual Fund	*	*	1,020,628
Fidelity Advisor Leveraged Co. Stock Fund	Mutual Fund	*	*	698,345
Fidelity Advisor Technology Fund	Mutual Fund	*	*	110,949
Fidelity Advisor Large-Cap Fund	Mutual Fund	*	*	1,930,188
Fidelity Advisor Stable Value Portfolio Fund	Mutual Fund	*	*	659,072
Fidelity Advisor Freedom Income Fund	Mutual Fund	*	*	7,540
Fidelity Advisor Freedom 2005 Fund	Mutual Fund	*	*	6,376
Fidelity Advisor Freedom 2010 Fund	Mutual Fund	*	*	72,032
Fidelity Advisor Freedom 2015 Fund	Mutual Fund	*	*	544,075
Fidelity Advisor Freedom 2020 Fund	Mutual Fund	*	*	146,559
Fidelity Advisor Freedom 2025 Fund	Mutual Fund	*	*	237,698
Fidelity Advisor Freedom 2030 Fund	Mutual Fund	*	*	689,739
Fidelity Advisor Freedom 2035 Fund	Mutual Fund	*	*	292,778
Fidelity Advisor Freedom 2040 Fund	Mutual Fund	*	*	178,664
Fidelity Advisor Freedom 2045 Fund	Mutual Fund	*	*	62,072
Fidelity Advisor Freedom 2050 Fund	Mutual Fund	*	*	73,574
Interest Bearing Cash	Cash & Cash Equivalents	*	*	38,571
Participant Loans	Participant Loans 5.25%-9.50%	0		209,880

				$14,782,278

**	Cost not necessary because participant directed investments.